UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*


                       Northrop Grumman Corporation
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                666807102
                              (CUSIP Number)

                            December 31, 2018
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















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


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International Investors **


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  10,347,176


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        10,452,149
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,452,149          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

** A division of Capital Research and Management Company (CRMC)






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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)     Name of Issuer:
       Northrop Grumman Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:
       2980 Fairview Park Drive
       c/o Northrop Grumman Corp
       Falls Church VA 22042

Item 2(a)     Name of Person(s) Filing:
       Capital International Investors, division of Capital Research and Management Company

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Boulevard
       16th Floor
       Los Angeles, CA 90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       666807102

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital International Investors divisions of CRMC and Capital
       Bank and Trust Company, as well as the following CRMC
       subsidiaries: Capital Guardian Trust Company, Capital
       International Limited, Capital International Sarl, Capital
CUSIP: 666807102                                                Page 3 of 5

       International K.K. and Capital International, Inc., collectively provide investment management services under the name "Capital International Investors." Please see Items 5 through 11 of each reporting person's cover sheet in this
       Schedule 13G filing for such person's deemed beneficial ownership of 10,452,149 shares or 6% of the 173,619,710 shares believed to be outstanding.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 11, 2019

        Signature:     /s/ Walter R. Burkley
        Name/Title:    Walter R. Burkley - Senior Vice President
                       and Senior Counsel, Fund Business
                       Management Group
                       Capital Research and Management Company










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